Exhibit 21

Subsidiaries.

THQ Inc.

Entity Name

Jurisdiction

Genetic Anomalies, Inc.	Delaware
Pacific Coast Power and Light Company	California
Rainbow Multimedia Group, Inc.	Arizona
THQ Asia Pacific Pty. Ltd.	Australia
THQ Australia Studios Pty. Ltd.	Australia
T.HQ Deutschland GmbH	Germany
THQ Entertainment GmbH	Germany
THQ France Sarl	France
THQ (Holdings) Ltd.	United Kingdom
T.HQ International Ltd.	United Kingdom
THQ International Operations Ltd.	United Kingdom
THQ Korea Ltd.	Korea
THQ Wireless Inc.	Delaware
THQ Wireless Cayman Inc.	Cayman Islands
THQ Wireless International Sarl	Luxembourg
Volition, Inc.	Delaware